SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                                                               July 11, 2011

VIA EDGAR Cecilia Blye Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Shipping Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 1-32458

Dear Ms. Blye:

On behalf of Diana Shipping Inc. (the “Company”), we submit this response to your letter dated June 23, 2011, in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented comments relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010. The Company’s responses, together with the Staff’s comments, are set forth below.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

1.
You state that your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government. Those countries include Cuba, Iran, Sudan, and Syria, countries also designated as state sponsors of terrorism by the United States. Please confirm to us that in future filings you will revise your risk factor disclosure to identify the countries to which you refer that are designated as state sponsors of terrorism by the U.S. government.  In this regard, we note that your filing does not include disclosure regarding contacts with the referenced countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through subsidiaries or other direct or indirect arrangements. Include information regarding any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

The Company confirms that in future filings it will revise its risk factor disclosure to refer to the specific countries designated as state sponsors of terrorism by the United States Government.

The Company currently employs its fleet of 24 drybulk carriers under time charter contracts to unaffiliated third parties.  Under the terms of these time charters, and consistent with shipping industry practice, the charterer of each vessel pays the Company a daily time charter rate and the charterer directs the vessel’s route, loading and discharge ports and the cargoes carried.  While the Company does not control the routes or ports of call made by any of its vessels, most of the time charter contracts under which the Company’s vessels operate contain express prohibitions against the vessels calling on any ports including, among others, Cuba, Sudan, Syria or any countries in violation of United Nations or United States embargoes.  As a non US person, the Company does not believe that the transport of agricultural products on its vessels to Iran violates applicable United States sanctions regulations.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 11, 2011

The Company has not had, and does not intend to have in the future, directly or indirectly, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, such countries.

During 2008, 2009 and 2010, the Company’s vessels made one, six and four calls, respectively, to the Iranian port of Bandar E. Khomeyni.  The single voyage in 2008 originated in New Orleans, Louisiana.  In 2009, three of the six voyages originated in New Orleans, two originated in Argentina and one in Brazil, while in 2010 two of the four voyages originated in New Orleans, one in Argentina and one in Brazil.  In each of these voyages the cargo consisted solely of agricultural products including corn, soya beans, sugar, and maize.  The Company’s vessels have made two port calls to the port of Bandar E. Khomeyni in Iran during the first quarter of 2011, one of which originated in Argentina and one in Canada.  The cargoes consisted of soya beans and of barley, respectively.

The gross charter hire derived by the Company attributable to the voyages to Iran during these 2008, 2009 and 2010 was $1,550,850, $4,867,400 and $4,422,000, respectively, accounting for approximately 0.43%, 2.03% and 1.61%, respectively, of the aggregate gross charter revenues earned by the Company during these years.  These gross charter hire figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel by the duration in days of the applicable voyage.  The two voyages during 2011 year to date making port calls in Iran resulted in gross revenue of $5,700,000, accounting for approximately 4.3% of the Company’s gross revenue during 2011, year to date.

2.
Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

As noted in response to prior comment, the Company’s contact with Iran, involved a total of thirteen voyages over a period of three and a half years, accounting for approximately 1.68% of the Company’s gross charter revenue during the same period.  The Company does not consider these voyages or the charter hire revenues received by the Company from these charters to be material to its results of operations both quantitatively and qualitatively. In addition to the above as a non-U.S. person, the Company does not believe that the transport of agricultural products on its vessels to Iran violates applicable United States sanctions regulations.

Neither the Company nor its subsidiaries have entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has never earned any revenues directly from these entities.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 11, 2011

The Company notes the Staff’s comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company’s qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions concerning companies with operations associated with Iran, Syria, Sudan and Cuba.  As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries. Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor’s investment decision.  In addition, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Charles Cotter at (212) 574-1440.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Edward S. Horton Edward S. Horton, Esq.
cc: Max Webb, Assistant Director
      Andreas Michalopoulos

DIANA SHIPPING INC.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

July 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye, Chief
Office of Global Security Risk

Re:	Diana Shipping Inc. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 1-32458

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Diana Shipping Inc.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Financial Officer